FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

April 29, 2015

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or “Trust”)
(File Nos. 033-48940; 811-06722)
Post-Effective Amendment (“PEA”) No. 111 and Amendment No. 111

Dear Ms. Dubey,

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA Number 111 and Amendment No. 111 to the Registrant’s Registration Statement on Form N-1A, filed on February 18, 2015 with the Commission to reflect new and revised disclosures in the prospectus, statement of additional information, and Part C (accession number 0001258897-15-001475) (the “Registration Statement”). Below is a summary of the comments regarding the Registration Statement provided by the SEC staff via telephone to the undersigned, Megan Hadley Koehler, and Danielle S. Johnson, each of ALPS Fund Services, Inc., and William L. Horn of Dechert, LLP, on Thursday, April 2, 2015 and Friday, April 3, 2015, and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

Prospectus

1.	Comment: Please revise the language in the “Portfolio Turnover” sections of the Funds to conform the language to that language found in Item 3 of Form N-1A.

Response: As permitted by Instruction 1(b) to Item 3 of Form N-1A, “a Fund may modify the narrative explanations if the explanation contains comparable information to that shown [on Form N-1A].” The Registrant believes that the language used in each Fund’s “Portfolio Turnover” section is substantially comparable to that language required by Form N-1A, and accordingly respectfully declines to modify the Funds’ disclosure in this regard.

2.	Comment: Replace the language in the “Fees and Expenses of the Fund – Shareholder Fees” sections of the Funds with a chart providing a column for each applicable share class, with sales load information disclosed on the right of the chart.

Response: As permitted by Instruction 1(b) to Item 3 of Form N-1A, “a Fund may modify the narrative explanations if the explanation contains comparable information to that shown [on Form N-1A].” The Registrant believes that the language used in each Fund’s “Fees and Expenses of the Fund – Shareholder Fees” section is substantially comparable to the information required by Form N-1A. Furthermore, as noted in Item 3, the information required by the Form is presented in compliance with Rule 421 under the Securities Act of 1933, as amended (the “Plain English Rule”). Accordingly, the Registrant respectfully declines to make any changes to the presentation of shareholder fees disclosure in response to this comment.

U.S. Securities and Exchange Commission

April 29, 2015

3.	Comment: Confirm that any fee waiver and/or expense limitation agreement referred to in a footnote to a Fund’s “Annual Fund Operating Expenses” table will be filed as an exhibit to the Registration Statement.

Response: The Registrant confirms that the fee waivers and contractual expense limitation agreements disclosed in the footnotes to the “Annual Fund Operating Expenses” tables will be filed as exhibits to Part C of the registration statement.

4.	Comment: Confirm that the expiration date of any fee waiver and/or expense limitation agreement referred to in a footnote to an “Annual Fund Operating Expenses” table is at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms that the contractual fee waivers or expense limitation agreements disclosed in the footnotes to the “Annual Fund Operating Expenses” tables will be in place for at least one year from the effective date of the Registration Statement.

5.	Comment: In any “Annual Fund Operating Expenses” table footnote discussing a fee waiver and/or expense limitation agreement, please include disclosure regarding the ability of the Advisor to recoup advisory fees waived and/or expenses reimbursed by the Advisor, including the time limit for when the Advisor may recoup from a Fund any waiver and/or reimbursement.

Response: The Registrant notes that the requested disclosure is currently found in the “Management of the Funds – Investment Advisor/Portfolio Managers” section of the Funds’ prospectuses. Therefore, the Registrant respectfully declines to make changes in response to this comment.

6.	Comment: Revise the disclosure in each Fund’s Principal Investment Strategies, as needed, to comply with the Plain English Rule.

Response: The Registrant previously reviewed and revised the disclosure for compliance with the Plain English Rule and respectfully declines to revise the disclosure further.

7.	Comment: With respect to the Forward Balanced Allocation Fund, Forward Growth Allocation Fund, Forward Growth & Income Allocation Fund, Forward Income Builder Fund, Forward Income & Growth Allocation Fund, and Forward Multi-Strategy Fund (the “Allocation Funds”), disclose the credit quality and maturity for the fixed income investments of the Underlying Funds that the Fund invests in and provide additional risk disclosure to the Fund’s “Principal Risks” section, including “Junk Bond” risk, as applicable, to correspond to these investments.

Response: The Registrant believes that including within each Allocation Fund’s Fund Summary the credit quality and maturity for the fixed income investments of the Underlying Funds that the Fund invests in would not be consistent with the Commission’s guidance for content of the fund summary, which states that “the information required in the summary section . . . is key information that is important to an investment decision.” The Registrant does not consider such information regarding the Underlying Funds to be “key information that is important to an investment decision” in an Allocation Fund. In addition, Item 4(a) of Form N-1A requires a summary of the principal investment strategies of the Fund. The Registrant believes that information about the Underlying Funds is not a

U.S. Securities and Exchange Commission

April 29, 2015

principal investment strategy and including the information within an Allocation Fund’s Item 4(a) disclosure may be misleading to investors. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

8.	Comment: With respect to the Allocation Funds that include “Derivatives” as a principal risk in their “Principal Risks” section, please also add derivatives as strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Allocation Funds are funds of funds that primarily invest in the Underlying Funds and do not have their own strategy with respect to investments in derivatives. Any such strategy would be that of an Underlying Fund in which the Allocation Funds invest. Further, the Registrant notes that the principal risks disclosed for the Allocation Funds are included based on a review of the principal risks of the Underlying Funds in which the Allocation Funds will invest and the extent to which the Allocation Funds’ assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Allocation Funds’ allocations to the Underlying Funds, the Registrant believes derivatives should remain as a principal risk of the above-referenced Allocation Funds. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

9.	Comment: With respect to the Allocation Funds, provide additional disclosure to the “Principal Investment Strategies” section to indicate that the Fund’s investments in fixed income securities requires corresponding “Tax” risk disclosure in the “Principal Risks” section.

Response: The Registrant notes that “Tax” is disclosed as a principal risk for the Allocation Funds because it is a principal risk of certain Underlying Funds in which the Allocation Funds will invest and has been determined to be a principal risk of the Allocation Funds as a result of their investments in these Underlying Funds.

10.	Comment: Remove from the narrative language under the “Performance Information” sections of the Funds the sentence stating that “[t]he performance of the indices does not reflect deductions for fees, expense or taxes” and insert such information as a parenthetical to the Funds’ benchmarks caption listed in “Average Annual Total Returns” tables in accordance with Item 4(b)(2)(iii) of Form N-1A.

Response: Due to formatting constraints for the “Average Annual Total Returns” tables, the Registrant has incorporated the language into the introductory paragraph of the “Performance Information” section. The Registrant respectfully declines to revise the presentation of the noted disclosure.

11.	Comment: With respect to the Allocation Funds (except the Forward Multi-Strategy Fund), each “Investment Advisor/Portfolio Manager” section states, “The Fund is team managed and all investment decisions are made jointly by the team,” and “Mr. Rowader leads the Fund’s investment team . . . .” Please clarify if the Funds are team managed or if there is a leader that is primarily responsible for the management of the Funds because the two sentences appear inconsistent.

Response: The Registrant believes that the current disclosure accurately describes that the Funds are team managed and that Mr. Rowader leads each Fund’s investment team. In his role as leader, Mr. Rowader is not primarily responsible for the management of the Funds. Accordingly, no changes have been made in response to this comment.

U.S. Securities and Exchange Commission

April 29, 2015

12.	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, please modify the Fund’s name to “Forward Commodity Strategy Long/Short Fund.” Currently, it appears that the word “Strategy” applies to “Long/Short,” but in the revised name it would apply to “Commodity.” The SEC staff has previous signed off on the use of “Commodity Strategy” in a fund name and confirmed that the fund would not be required to adopt a fundamental 80% investment policy to comply with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant believes that the Fund’s name accurately describes the Fund’s current strategies. As such, the Registrant respectfully declines to modify the Fund’s name.

13.	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, please: (i) confirm that the Fund does not have a fee waiver and/or expense limitation agreement, and (ii) remove the disclosure stating that the “contractual fee waiver/reimbursement is in place for the first year” from the narrative preceding the Fund’s “Examples” tables.

Response: The Registrant confirms that the Fund has neither a fee waiver nor an expense limitation agreement and has revised the noted disclosure accordingly.

14.	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, please provide additional disclosure in the Fund’s “Principal Investment Strategies” section describing how, during normal circumstances, the percentage or amount of the Fund’s investment positions that will be allocated to long, short, or a combination of long and short positions.

Response: The Fund’s name indicates that the Fund has the ability to gain exposure to long and/or short positions. The Fund seeks exposure to the commodity markets and returns that correspond to the Credit Suisse MOVERS Index. Depending on market conditions, the investment exposure of this index, and thus of the Fund, may be long-only, short-only or a combination of long and short. Through investment in the Subsidiary, the Fund gains exposure to the commodity market through the use of derivative instruments, usually a total return swap. The swap is collateralized by fixed income securities. Because the Fund’s investment exposure will vary with changing market conditions, the Registrant believes that it would be misleading to identify specific allocations to long positions, short positions, and fixed income securities. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

15.	Comment: Certain Funds state in their “Principal Investment Strategies” sections that the Fund may invest in exchange-traded funds. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Acquired Fund Fees and Expenses.”

Response: Confirmed. A Fund that incurs acquired fund fees and expenses in excess of one basis point will reflect the acquired fund fees and expenses in its “Annual Fund Operating Expenses” table.

16.	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, provide additional disclosure to the Fund’s “Principal Investment Strategies” section to indicate why the Fund’s investments require corresponding “Repurchase Agreements” and “Securities Issued by Other Investment Companies” as principal risks in the Fund’s “Principal Risks” section.

Response: The Registrant has removed “Repurchase Agreements” and “Securities Issued by Other Investment Companies” from the Fund’s “Principal Risks” section. Accordingly, no additional disclosure is required in the Fund’s “Principal Investment Strategies” section.

U.S. Securities and Exchange Commission

April 29, 2015

17.	Comment: With respect to the Forward Credit Analysis Long/Short Fund and Forward Dynamic Income Fund, footnote (1) of the Annual Fund Operating Expenses” tables regarding estimated other expenses and estimated interest expenses should not be disclosed as this type of information is only permitted for New Funds (as defined in Form N-1A) per Instruction 6 to Item 3 of Form N-1A.

Response: The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A and provides information that is both relevant and more accurate for investors. This estimated expenses information reflects the anticipated expenses for the coming year of expense items that were not incurred in the prior year. Without having incurred these expenses previously, the Funds were required to estimate these expense amounts for inclusion in their respective “Annual Fund Operating Expenses” tables. Accordingly, the Registrant believes that this information is relevant information and may be material to an investor. The Registrant also believes that the current disclosure is clearly labeled and presented. Accordingly, no changes have been made in response to this comment.

18.	Comment: With respect to the Forward Credit Analysis Long/Short Fund, please revise and/or add disclosure to: (i) the first sentence of the first paragraph, and (ii) the term “moral obligations” in the Fund’s “Principal Investment Strategies” section to clarify the meaning of each in accordance with the Plain English Rule.

Response: The Registrant notes that the noted disclosures are an essential component of the Fund’s principal investment strategies. As such, the Registrant believes that the accuracy of any disclosure related to these issues is paramount. Because of the complexity in describing these issues, the Registrant has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

19.	Comment: For each Fund that includes the “Emerging Market and Frontier Market Securities” risk factor, revise the disclosure in the “Principal Investment Strategies” section to correspond to the Fund’s investments in emerging and/or frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The Registrant believes that the current disclosure in each Fund’s “Principal Investment Strategies” section accurately describes the Fund’s investments in emerging and/or frontier markets. Accordingly, no changes have been made in response to this comment.

20.	Comment: With respect to the Forward Credit Analysis Long/Short Fund, please explain why the Barclays U.S. Municipal Bond Index is an appropriate broad-based securities market index for the Fund.

Response: The Registrant notes that the first paragraph of the Fund’s “Principal Investment Strategies” section currently states that the Fund uses “an absolute return-oriented and tax-efficient investment strategy that seeks to identify attractive long and short investment opportunities in the municipal and other credit markets” and that the Fund’s “Sub-Advisor typically focuses its investments in tax-exempt municipal bonds and derivatives . . . .” Also, the Registrant notes that the description of the Barclays U.S. Municipal Bond Index in Appendix A of the Fund’s prospectus states that the index “covers the USD-denominated long-term, tax-exempt bond market.” Accordingly, the Registrant believes that the Barclays U.S. Municipal Bond Index is an appropriate broad-based securities market index for the Fund.

U.S. Securities and Exchange Commission

April 29, 2015

21.	Comment: With respect to the Forward Dynamic Income Fund and Forward Growth & Income Allocation Fund, please revise each Fund’s investment objective to state that its primary objective is to seek income consistent with the use of “income” in the Fund’s name, and then state that total return is a secondary investment objective.

Response: The Forward Dynamic Income Fund’s investment objective is to seek total return, with dividend and interest income being an important component of that return, while exhibiting less downside volatility than the S&P 500 Index. The Registrant believes that the objective is both consistent with the Fund’s name and strategies. The Forward Growth & Income Allocation Fund’s investment objective is to seek moderate potential capital appreciation. The Fund’s investment objective is consistent with the placement of “growth” before “income” in the Fund’s name and the Fund’s disclosed strategy to, among other things, provide capital appreciation. Accordingly, no changes have been made in response to this comment.

22.	Comment: With respect to the Forward Dynamic Income Fund, Forward International Dividend Fund, Forward International Real Estate Fund, Forward Real Estate Fund, Forward Real Estate Long/Short Fund, Forward Select EM Dividend Fund, Forward Select Opportunity Fund, and Forward Tactical Enhanced Fund, disclose the credit quality and maturity for the fixed income, debt and hybrid debt-equity investments that each Fund invests in, and provide additional risk disclosure to the Fund’s “Principal Risks” section, including “Junk Bond” risk as applicable, to correspond to these investments.

Response: The Registrant has reviewed the Funds’ “Principal Investment Strategies” and “Principal Risks” sections and notes that the requested disclosure is currently found in the “Principal Investment Strategies” and “Principal Risks” sections of the Forward Dynamic Income Fund, Forward Real Estate Fund, Forward Select Opportunity Fund and Forward Tactical Enhanced Fund. The Registrant also notes that the current disclosure in the “Principal Investment Strategies” and “Principal Risks” sections of the remaining Funds contain its desired level of disclosure with respect to credit quality and maturity. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

23.	Comment: With respect to any Fund that principally invests in high yield fixed income investments, disclose that information in the Fund’s “Principal Investment Strategies” section and include “Junk Bond” risk disclosure in the Fund’s “Principal Risks” section.

Response: With respect to those Funds that principally invest in high yield fixed income investments, the Registrant notes that the requested disclosure regarding junk bonds is currently found in each Fund’s “Principal Risks” section under “Lower-Rated Debt Securities.” Accordingly, no changes have been made in response to this comment.

24.	Comment: With respect to the Forward Dynamic Income Fund, the Fund’s “Principal Investment Strategies” section includes disclosure that the Fund may invest in master limited partnerships (“MLPs”). Provide risk disclosure regarding MLPs in the “Principal Risks” section.

Response: The Registrant notes that risk disclosure regarding MLPs is included in the “Security Types” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

U.S. Securities and Exchange Commission

April 29, 2015

25.	Comment: With respect to those Funds that include Portfolio Turnover as a principal risk in their “Principal Risks” section, please also add portfolio turnover as a strategy in the Funds’ “Principal Investment Strategies” sections if it is considered a principal risk.

Response: Portfolio Turnover is disclosed as a principal risk for certain Funds because their investment strategies may result in a Fund engaging in frequent and active trading of portfolio securities. Although a Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the Funds’ “Principal Investment Strategies” sections in response to this comment.

26.	Comment: With respect to the Forward Dynamic Income Fund, the Fund includes “Value Stocks” in the “Principal Risks” section. Please add investments in value stocks as strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: The Registrant notes that the second paragraph of the “Principal Investment Strategies” section currently states that quantitative analysis is used to identify dividend paying securities that display “higher dividend yields (frequently value stocks).” The Registrant believes that such disclosure is consistent with including Value Stocks as a principal risk of the Fund.

27.	Comment: Replace the Dynamic Income Blended Index, which is a blended index, in the “Average Annual Total Returns” table of the Forward Dynamic Income Fund as the Fund’s primary benchmark with an index that is not blended. Blended indexes may only be listed as secondary benchmarks. Also, add as captions below the Dynamic Income Blended Index the indexes that comprise the Dynamic Income Blended Index.

Response: Comment accepted.

28.	Comment: With respect to the Forward EM Corporate Debt Fund, the Fund’s “Principal Investment Strategies” section states, “An issuer of a security generally will be considered to be located in a particular emerging market country if it meets one or more of the following criteria: (i) the issuer is organized under the laws of . . . the country.” Explain why being organized in a country indicates that it has economic ties to the country?

Response: The Registrant believes that where a Fund invests in instruments of issuers that are organized under the laws of a non-U.S. country, the Fund gains exposure to the economic fortunes and risks of such country. Although global economies and financial markets are increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of a non-U.S. country may expose the Fund to various risks specific to a particular non-U.S. country, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability.

U.S. Securities and Exchange Commission

April 29, 2015

29.	Comment: With respect to the Funds that invest in derivatives or synthetic instruments as disclosed in their “Principal Investment Strategies” sections, disclose how those investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

Response: The Registrant confirms that it does not use the notional amount of derivatives or synthetic instruments for purposes of determining compliance with an 80% test. Additional information about how a Fund complies with the 80% test is included in the prospectuses in the “Additional Investment Strategies—Changes of Investment Objective and Investment Policies” section.

30.	Comment: With respect to the Forward EM Corporate Debt Fund, provide disclosure that the reverse repurchase agreements listed in the Fund’s “Principal Investments Strategies” section constitute “borrowings” by the Fund.

Response: The Registrant notes that the requested disclosure regarding reverse repurchase agreements is included in the “Security Types” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

31.	Comment: Disclose whether the Forward EM Corporate Debt Fund may write credit default swaps as part of the Fund’s principal investment strategies, and provide corresponding risk disclosure in the Fund’s “Principal Risks” section.

Response: The Registrant confirms that it does not write credit default swaps as part of the Fund’s principal investment strategies. Accordingly, no changes have been made to the Fund’s “Principal Investment Strategies” or “Principal Risks” sections in response to this comment.

32.	Comment: Revise the disclosure in the Forward EM Corporate Debt Fund’s “Principal Investment Strategies” section to include “junk bonds” following the language regarding the Fund’s ability to invest in non-investment grade debt securities.

Response: The Registrant notes that the requested disclosure regarding junk bonds is currently found in the Fund’s “Principal Risks” section under “Lower-Rated Debt Securities.” Accordingly, no changes have been made in response to this comment.

33.	Comment: With respect to the Forward Emerging Markets Fund, the Fund’s “Principal Investment Strategies” section states that the Fund invests “in equity securities of emerging market companies.” Disclose how the Fund determines what criteria qualify a country as an emerging market.

Response: The Registrant notes that the criteria to determine whether a country qualifies as an emerging market is currently found in the “Security Types–Emerging Market Securities and Frontier Market Securities” section of the Fund’s prospectus. Accordingly, no changes have been made in response to this comment.

34.	Comment: With respect to the Forward Emerging Markets Fund, explain how the Fund determines that a company has ties to an emerging market country?

U.S. Securities and Exchange Commission

April 29, 2015

Response: The Registrant notes that the criteria to determine whether a company or issuer has ties to an emerging market country is currently found in the “Security Types–Emerging Market Securities and Frontier Market Securities” and “Security Types–International Securities (Generally)” sections of the Fund’s prospectus. Accordingly, no changes have been made in response to this comment.

35.	Comment: With respect to the Forward Emerging Markets Fund, the Fund includes “Depositary Receipts” in its “Principal Risks” section. Please add investments in depositary receipts as a strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: The Registrant has removed “Depositary Receipts” from the Fund’s “Principal Risks” section. Accordingly, no additional disclosure is required in the Fund’s “Principal Investment Strategies” section.

36.	Comment: For the Fund benchmarks listed in the “Average Annual Total Returns” tables, list the benchmark captions and returns either completely above or below the captions and returns of each Fund’s respective share classes per Instruction 2(e) to Item 4 of Form N-1A (in other words, do not intersperse the captions and returns of the Fund benchmarks with the captions and returns of the Fund share classes in the “Average Annual Total Returns” tables).

Response: As discussed during our telephone conversation, a Fund’s benchmark captions and returns are interspersed with the share class captions and returns only when the share classes have different inception dates, which causes a benchmark to be listed multiple times with different returns information for the “Since Inception” column of the Fund’s “Average Annual Total Returns” table. Accordingly, in order to continue presenting accurate returns information to investors, no changes have been made in response to this comment.

37.	Comment: With respect to the Forward Equity Long/Short Fund, to the extent that the Fund invests in derivatives as disclosed in the “Principal Investment Strategies” section, disclose how those investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

Response: The Fund liquidated on April 24, 2015 and has been removed from the prospectuses and SAI.

38.	Comment: In light of the Forward Frontier Strategy Fund’s name suggesting a particular type of investment despite the use of the word “strategy” in the name of the Fund, consider whether the Fund should adopt a fundamental 80% investment policy to comply with Rule 35d-1 of the 1940 Act. Disclose how the Fund determines what criteria qualify a country as a frontier market.

Response: The Fund’s name does not refer to a type of investment but instead reflects that the Fund has an investment strategy that seeks to provide exposure to the returns of frontier markets. As a result, the Fund is not subject to the requirements of Rule 35d-1. The Registrant notes that the criteria to determine whether a country qualifies as a frontier market is currently found in the “Security Types–Emerging Market Securities and Frontier Market Securities” section of the Fund’s prospectus.

39.	Comment: With respect to the Forward Global Dividend Fund, Forward Global Infrastructure Fund, Forward International Dividend Fund, and Forward International Small Companies Fund, disclose in the Funds’ “Principal Investment Strategies” sections the criteria that the Funds use to determine that an issuer is located outside the U.S.

U.S. Securities and Exchange Commission

April 29, 2015

Response: The Registrant notes that the criteria to determine whether an issuer is located outside of the U.S. is currently found in the “Security Types–International Securities (Generally)” section of the Funds’ prospectus. Accordingly, no changes have been made in response to this comment.

40.	Comment: With respect to the Forward Growth & Income Allocation Fund, the Fund includes “Lower-Rated Debt Securities” risk in its “Principal Risks” section. Please add investments in junk bonds as a strategy type in the Fund’s “Principal Investment Strategies” section if it is considered a principal risk.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Fund is a fund of funds that primarily invests in the Underlying Funds and does not have its own strategy with respect to investments in lower-rated debt securities (“junk bonds”). Any such strategy would be that of an Underlying Fund in which the Fund invests. Further, the Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocations to the Underlying Funds, the Registrant believes lower-rated debt securities should remain as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

41.	Comment: With respect to the Forward Growth Allocation Fund, the Fund includes “Depositary Receipts,” “Derivatives,” and “Emerging and Frontier Markets” risks in its “Principal Risks” section. Please add investments in depositary receipts, derivatives and emerging and frontier markets as strategy types in the Fund’s “Principal Investment Strategies” section if they are considered principal risks.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Fund is a fund of funds that primarily invests in the Underlying Funds and does not have its own strategy with respect to investments in depositary receipts, derivatives and emerging and frontier market securities. Any such strategy would be that of an Underlying Fund in which the Fund invests. Further, the Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocations to the Underlying Funds, the Registrant believes depositary receipts, derivatives and emerging and frontier market securities should each remain as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

42.	Comment: With respect to the Forward High Yield Bond Fund, add disclosure that the Fund invests in “junk bonds” in the Fund’s “Principal Investment Strategies” section.

Response: The Registrant notes that the requested disclosure regarding junk bonds is currently found in the Fund’s “Principal Risks” section under “Lower-Rated Debt Securities.” Accordingly, no changes have been made in response to this comment.

43.	Comment: With respect to the Forward Income & Growth Allocation Fund, the Fund discloses that it may invest in frontier and emerging market Underlying Funds in the “Principal Investment Strategies” section. Please add “Emerging and Frontier Markets” risk to the Fund’s “Principal Risks” section.

U.S. Securities and Exchange Commission

April 29, 2015

Response: The Registrant notes that although the Fund may invest in frontier and emerging market underlying funds as part of its overall investment strategy, it does not anticipate that the total level of investment in such funds will rise to the level of a principal risk to the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

44.	Comment: With respect to the Forward Income & Growth Fund, the Fund includes “Derivatives,” “Government-Sponsored Enterprises,” and “Lower-Rated Debt Securities” risks in its “Principal Risks” section. Please add investments in derivatives, government-sponsored enterprises, and lower-rated debt securities as strategy types in the Fund’s “Principal Investment Strategies” section if they are considered principal risks.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Fund is a fund of funds that primarily invests in the Underlying Funds and does not have its own strategy with respect to investments in derivatives, government-sponsored enterprises, and lower-rated debt securities. Any such strategy would be that of an Underlying Fund in which the Fund invests. Further, the Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocations to the Underlying Funds, the Registrant believes derivatives, government-sponsored enterprises, and lower-rated debt securities should each remain as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

45.	Comment: With respect to the Forward Income Builder Fund, the Fund’s “Principal Investment Strategies” section discloses that the Fund uses “a quantitative asset allocation strategy that seeks to maximize yield while maintaining an overall level of volatility that is similar to the volatility of the Income Builder Blended Index.” In accordance with the Plain English Rule, provide additional disclosure to clarify what the relative level of volatility of the Fund is under this investment strategy.

Response: The Registrant notes that the Fund’s investment strategy targets the long-term average (i.e., relative) volatility of the Income Builder Blended Index. Although the benchmark is comprised of 15% equity securities and 85% fixed income securities, which would cause the benchmark to fall into the lower category of volatility, the Fund’s investment strategy is not accurately characterized as either high volatility or low volatility. Therefore, the Registrant has balanced the requirements for accuracy and plain English in drafting the noted disclosure. Because the accuracy of this disclosure is paramount, the Registrant respectfully declines to make any changes to this disclosure in response to this comment.

46.	Comment: With respect to the Forward Income Builder Fund, the Fund includes “Derivatives,” “Exchange-Traded Funds,” “Hedging,” “Infrastructure-Related Investment,” “Government-Sponsored Enterprises,” “Lower-Rated Debt Securities,” “Municipal Bonds,” and “Short Sales” risks in the “Principal Risks” section. Please add investments in derivatives, exchange-traded funds, hedging, infrastructure-related investment, government-sponsored enterprises, lower-rated debt securities, municipal bonds, and short sales as strategy types in the “Principal Investment Strategies” section if they are considered principal risks.

U.S. Securities and Exchange Commission

April 29, 2015

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Fund is a fund of funds that primarily invests in the Underlying Funds and does not have its own strategy with respect to investments in derivatives, exchange-traded funds, hedging, infrastructure-related investments, government-sponsored enterprises, lower-rated debt securities, municipal bonds, and short sales. Any such strategy would be that of an Underlying Fund in which the Fund invests. Further, the Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocations to the Underlying Funds, the Registrant believes derivatives, exchange-traded funds, hedging, infrastructure-related investments, government-sponsored enterprises, lower-rated debt securities, municipal bonds, and short sales should each remain as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

47.	Comment: Disclose in the “Principal Investment Strategies” section of the Forward International Dividend Fund the market capitalization of the dividend paying companies (equity securities) in which the Fund invests in accordance with its fundamental 80% investment policy. Also disclose in the Fund’s “Principal Risks” section any corresponding risks.

Response: The Registrant notes that the Fund’s “Principal Investment Strategies” section remains silent as to the market capitalization of the dividend paying companies in which the Fund invests in accordance with its fundamental 80% investment policy because there are no restrictions or expectations with respect to the market capitalization of the dividend paying companies in which the Fund will invest. Accordingly, no changes have been made in response to this comment.

48.	Comment: With respect to the Forward International Dividend Fund, (i) disclose whether investments in futures are counted towards its 80% investment policy, and (ii) confirm that such futures investments are not valued based on notional amount when being counted toward the 80% policy.

Response: The Registrant confirms that investments in futures are counted towards the Fund’s 80% investment policy and that the Fund does not use the notional amount of futures investments for purposes of determining compliance with the 80% test.

49.	Comment: With respect to the Forward International Real Estate Fund, disclose in the Fund’s “Principal Investment Strategies” section the criteria that the Fund uses to determine what qualifies issuers as (i) non-U.S. securities of real estate, and (ii) real estate-related companies, including whether economic ties to a country are one of the criteria.

Response: The Registrant believes that real estate and real estate-related companies are commonly understood by investors and further explanation about these types of investments is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. In addition, the Registrant notes that the criteria to determine whether an issuer is located outside of the U.S. is currently found in the “Security Types–International Securities (Generally)” section of the Fund’s prospectus. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

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50.	Comment: With respect to the Forward International Real Estate Fund, please add “Depositary Receipts” risk disclosure to the Fund’s “Principal Risks” section to correspond to the Fund’s “Principal Investment Strategies” section, which discloses that the Fund may invest in American Depositary Receipts and European Depositary Receipts.

Response: Comment accepted.

51.	Comment: With respect to the Forward International Real Estate Fund, Forward Real Estate Fund, Forward Real Estate Long/Short Fund, and Forward Select Income Fund disclose in each Fund’s “Principal Investments Strategies” section the specific industries in which the Fund will concentrate its investments in issuers in, in accordance with Item 4(a) of Form N-1A and corresponding with the “Concentration” risk disclosed in each Fund’s “Principal Risk” section.

Response: The Registrant believes that the name and/or the current disclosure in the “Principal Investment Strategies” section of each Fund makes clear that each Fund will concentrate its investments in issuers in real estate. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

52.	Comment: Pursuant to Notes 21, 22 & 23 of Investment Company Act Release No. 6988 (April 6, 1993) the Staff’s position is that the FTSE EPRA/NAREIT Developed ex-US Index cannot be the “broad-based securities market index” used in the Average Annual Total Returns tables for the Forward International Real Estate Fund and Forward Real Estate Long/Short Fund because that index is a single market index. Please revise each Fund’s Average Annual Total Returns tables to include an appropriate index as the broad-based securities market index for the Fund. The Staff notes that the FTSE EPRA/NAREIT Developed ex-US Index can remain in the tables as a secondary index.

Response: The Registrant believes that the FTSE EPRA/NAREIT Developed ex-US Index complies with the meaning of the term “broad-based securities market index.” Item 4(b)(2)(iii) of Form N-1A requires funds to disclose in their average annual returns table the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The 1998 Form N-1A adopting release states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.” In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.” The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index, be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.”

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The FTSE EPRA/NAREIT Developed ex-US Index (f/k/a the FTSE EPRA/NAREIT Global Real Estate Index ex-US) is designed to track the performance of listed real estate companies and REITs worldwide, excluding U.S. companies and is part of the FTSE Group’s range of nonmarket capitalization weighted indices. The FTSE Group creates and manages over 120,000 equity, bond and alternative asset class indices and is an independent company owned by The Financial Times and the London Stock Exchange. FTSE indices are generally used by investors world-wide such as consultants, asset managers, investment banks, stock exchanges and brokers. The index is one of several indices developed jointly by the FTSE Group and the National Association of Real Estate Investment Trusts. The Registrant believes that the index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Because the index is administered by the FTSE Group, which is not an affiliated person of the Fund, the Fund’s advisor nor the Fund’s principal underwriter, and further because the index, as with other FTSE Group indices, is used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant (i.e., the index is widely recognized and used), the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s “Average Annual Total Returns” table. The Registrant further notes that the Fund (f/k/a the Kensington International Real Estate Fund prior to a shell reorganization in June 2009 which resulted in the Fund becoming a series of Forward Funds) has used the FTSE EPRA/NAREIT Developed ex-US Index (f/k/a the FTSE EPRA/NAREIT Global Real Estate Index ex-US) as its benchmark index since the Fund (including as its predecessor) commenced operations in April 2006. Accordingly, the Registrant respectfully declines to change the index in response to this comment.

53.	Comment: With respect to the Forward International Small Companies Fund, disclose the market capitalization range of the MSCI EAFE Small Cap Index as of recent date in the Fund’s “Principal Investment Strategies” section. In addition, please incorporate the following disclosure into the Fund’s “Principal Investment Strategies” section following the market capitalization range: “The Fund will apply this range of capitalization on a country by country basis.”

Response: With respect to the Staff comment to disclose the market capitalization range of the MSCI EAFE Small Cap Index as of recent date in the Fund’s “Principal Investment Strategies” section, the Registrant has incorporated the requested disclosure.

In consideration of the Staff’s comment to incorporate the additional disclosure regarding the application of the market capitalization range, the Registrant will present the noted disclosure to the Fund’s Sub-Advisor to confirm the accuracy of the statement with respect to the Fund’s current operations. Accordingly, the additional disclosure has not been incorporated into the Fund’s “Principal Investment Strategies” section at this time.

54.	Comment: Provide additional disclosure to clarify the meaning of the long/short strategies and tactical strategies of the underlying funds that the Forward Multi-Strategy Fund may invest in, as disclosed in the Fund’s “Principal Investment Strategies” section, which may be provided in a parenthetical.

Response: The Fund currently includes disclosure in its “Principal Investment Strategies” section regarding the types of underlying funds in which the Fund primarily invests. Because the Fund may invest in several underlying funds and the Fund’s investments in those underlying funds may vary over time, the Registrant believes that the current disclosure approach of listing the types of

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underlying funds in which the Fund may invest is a clear, informative and efficient means to disclose the principal investments of the Fund to investors. Moreover, the inclusion of an underlying fund’s strategy in the Fund’s “Principal Investment Strategies” section may be misleading should the Fund cease to invest in that underlying fund. In addition, if an investor desires to obtain updated information about the Fund’s specific investments in its underlying funds, the Fund’s “Principal Investment Strategies” section provides disclosure about how the investor can obtain regularly updated information about the Fund’s investments in such specific underlying funds. Accordingly, the Registrant respectfully declines to make changes in response to this comment

55.	Comment: With respect to the Forward Multi-Strategy Fund, the Fund includes “Depositary Receipts” and “Derivatives” risks in the “Principal Risks” section. Please add investments in depositary receipts and derivatives as strategy types in the Fund’s “Principal Investment Strategies” section if they are considered principal risks.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Fund is a fund of funds that primarily invests in the Underlying Funds and does not have its own strategy with respect to investments in depositary receipts and derivatives. Any such strategy would be that of an Underlying Fund in which the Fund invests. Further, the Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocations to the Underlying Funds, the Registrant believes depositary receipts and derivatives should each remain as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

56.	Comment: With respect to the Forward Real Estate Fund’s 80% policy to invest in securities of real estate companies, provide disclosure in the Fund’s “Principal Investment Strategies” section regarding how the Fund defines real estate companies for the purposes of counting toward the 80% policy, similar to the definition of “global infrastructure-related securities” included for the Forward Global Infrastructure Fund.

Response: The Registrant believes that, unlike global infrastructure-related securities, real estate and real estate-related companies are commonly understood by investors and further explanation about these types of investments is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

57.	Comment: With respect to the Forward Real Estate Long/Short Fund, the Fund’s “Principal Investment Strategies” section states that the Fund invests “in securities of issuers engaged primarily in the real estate industry.” Disclose how the Fund determines what criteria qualify an issuer as being engaged primarily in the real estate industry.

Response: The Registrant believes that engagement in the real estate industry is commonly understood by investors and further explanation about investments in this industry is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

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58.	Comment: With respect to the Cayman subsidiary for the Forward Commodity Long/Short Fund (comments c. & l.) and Forward Select Opportunity Fund (comments a.-l.) (each a “Subsidiary”):

a.	Disclose whether the Fund complies with governing investment policies under Section 8 therefore and capital structure and leverage requirements under Section 18 thereof of the 1940 Act on an aggregate basis with its Subsidiary.

b.	Disclose that the investment advisor to the Subsidiary complies with the provisions of the Investment Advisers Act of 1940.

c.	The investment advisory contract between each Subsidiary and Forward Management, LLC is considered a material agreement and should be included as an exhibit to Part C of the Registration Statement.

d.	Disclose whether the Subsidiary complies with investment restrictions and prohibitions on affiliated transactions under Section 17 thereof of the 1940 Act.

e.	Identify the custodian for the Subsidiary.

f.	Disclose whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) that undistributed income from its Subsidiary is qualifying income and if it has not received a Private Letter Ruling, the basis for determining undistributed income is qualifying income.

g.	Disclose whether the Subsidiary’s principal strategies and risks constitutes the principal strategies and risks of the Fund.

h.	Confirm the Subsidiary’s financial statements are consolidated with its Fund.

i.	Confirm that the Subsidiary’s expenses will be included in the fee table.

j.	Confirm whether the Subsidiary and its board of directors have agreed to service of process in the United States.

k.	Confirm that the Subsidiary’s board of directors has agreed the SEC staff can review the Subsidiary’s books and records.

l.	Confirm that the Subsidiary and its board of directors will execute each Fund’s post-effective amendment.

Response:

a.	The Registrant notes that the Funds’ Statement of Additional Information (“SAI”) discloses that each Fund will look through to its Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

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b.	Forward Management, LLC is the advisor to the Subsidiary and is registered as an investment advisor with the U.S. Securities and Exchange Commission.

c.	The Registrant notes that neither Fund is a party to the investment advisory contract for its respective Subsidiary. Therefore, the Registrant does not believe that the contract is required to be included as an exhibit to Part C of the Registration Statement.

d.	The Registrant confirms that the Subsidiary complies with Section 17.

e.	The Registrant notes that the Subsidiary has the same custodian as its Fund.

f.	As disclosed in the prospectus, the Fund has applied for but has not obtained a private letter ruling from the IRS. The Fund intends to treat income from its Subsidiary as qualifying income based on the analysis in private letter rulings issued to other taxpayers.

g.	The Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

h.	The Subsidiary’s financial statements have been consolidated with the financial statements of its Fund.

i.	The Registrant confirms that the estimated expenses expected to be incurred indirectly by the Fund as a result of its investment in the Subsidiary will be included in the “Annual Fund Operating Expenses” table under the sub-caption “Acquired Fund Fees and Expenses.”

j.	The Registrant confirms that the Subsidiary has designated a domestic (U.S.) agent for service of process.

k.	Although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, takes place in the U.S. The Subsidiary’s books and records are maintained in the U.S., together with its Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Upon proper request, the Subsidiary’s books and records may be made available to the Staff for inspection.

l.	Neither Subsidiary is required to execute the Registrant’s post effective amendments. Furthermore, neither Subsidiary is offering its securities in the U.S., nor is either Subsidiary a co-issuer of its Fund’s securities.

Each Subsidiary was organized solely for the purpose of providing its Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of IRS revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.1

[1]	The Registrant notes that either Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

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Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that neither Subsidiary is offering its securities in the U.S. in violation of Section 7(d).3

The Registrant also believes that neither Subsidiary is a co-issuer of its Fund’s securities and is therefore not required to sign its Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 of the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

[2]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).
[3]	We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of either Fund’s assets invested in its Subsidiary. For instance, neither Fund currently intends to invest more than 25% of its assets in its Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

A Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

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Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that a Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside its Subsidiary. It is currently anticipated that a relatively small percentage of each Fund’s assets will be invested in its Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.5 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that either Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although neither Subsidiary is required to sign the registration statement, the Registrant believes that the Commission and staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, neither Subsidiary will be able to engage in any activity that would cause its Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. Each Subsidiary’s books and records will be maintained in the U.S., together with its Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder.

59.	Comment: With respect to the Forward Real Estate Long/Short Fund, provide disclosure in the Fund’s “Principal Investment Strategies” section regarding how the advisor may engage in selling securities short as a strategy of the Fund, as indicated by the Fund’s name.

Response: The Registrant notes that the first paragraph of the Fund’s “Principal Investment Strategies” section currently states that the Fund “may engage in transactions designed to hedge against changes in the price of the Fund’s portfolio securities, such as purchasing put options, selling securities short, or writing covered call options” and that the Fund’s “short positions may equal up to100% of the Fund’s net asset value.” Accordingly, no changes have been made in response to this comment.

[5]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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60.	Comment: With respect to the Forward Select Income Fund’s 80% policy to invest in income-producing securities, provide disclosure in the Fund’s “Principal Investment Strategies” section regarding: (i) how the Fund defines income-producing securities for the purpose of counting towards the 80% policy, and (ii) the credit quality and maturity of such securities, including whether such securities may be junk bonds.

Response: The Registrant believes that the term “income-producing securities” is commonly understood by investors (i.e., securities that pay interest or dividends) and further explanation about this type of investment is not necessary in the Fund’s “Principal Investment Strategies” section. In addition, the Registrant notes that the current disclosure in the second paragraph of the Fund’s “Principal Investment Strategies” section contains the requested disclosure regarding the credit quality and maturity of such securities. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

61.	Comment: With respect to the Forward Small Cap Equity Fund, disclose the market capitalization range of the Russell 2000 Index as of recent date in the Fund’s “Principal Investment Strategies” section.

Response: The Registrant notes that the disclosure in the Fund’s “Principal Investment Strategies” section states that the small capitalization companies in which the Fund may invest “may include any company with a market capitalization equal to or less than any company in the Russell 2000 Index at time of purchase.” The Registrant believes that the current disclosure within the Fund’s “Principal Investment Strategies” section is most useful to investors as the market capitalization range of the Russell 2000 Index range may change during the fiscal year. As a result, including the current market capitalization range of the Russell 2000 Index may mislead both potential and existing investors and/or provide such investors with stale information about the Fund’s investment strategy. Accordingly, the Registrant has not made any revisions in response to the comment

62.	Comment: The Forward Tactical Growth Fund’s investment objective to produce above-average, risk-adjusted returns, in any market environment, while exhibiting less downside volatility than the S&P 500 Index is similar to the investment objective of an absolute return fund and not indicative of a growth fund as the Fund’s name suggests that it is. Revise either the Fund’s investment objective to be consistent with the Fund’s current name or revise the name of the Fund to be consistent with the Fund’s current investment objective.

Response: The Registrant does not believe that the Fund’s name is inconsistent with the Fund’s current investment objective. Accordingly, the Registrant respectfully declines to make any changes to the Fund’s name or investment objective in response to this comment.

63.	Comment: Please confirm in your response letter that with respect to those Funds that engage in short sales, if a Fund incurs interest or dividend expenses on short sales, it will include in its “Annual Fund Operating Expenses” table a line item for “Interest Expense on Short Sales” or “Dividend and Interest Expense on Short Sales.”

Response: The Registrant confirms that each Fund that engages in short sales will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

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64.	Comment: Provide additional disclosure to the Forward Tactical Growth Fund’s “Principal Investment Strategies” section regarding what will occur when the Fund may underperform the U.S. equity market in other market environments, similar to the disclosure noted above when the Fund is expected to outperform the U.S. equity market during periods of higher volatility.

Response: The Registrant has reviewed the Fund’s “Principal Investment Strategies” section and believes that the current disclosure summarizes when the Fund is expected to underperform the U.S. equity market – that is, in market environments other than periods of higher volatility and periods when the U.S. market is falling. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

65.	Comment: With respect to the Forward Select Opportunity Fund, explain how the disclosure regarding the maintenance of a significant portion of its assets in cash and securities generally considered to be cash equivalents, as disclosed in the Fund’s “Principal Investment Strategies” section, is consistent with the Fund’s investment objective to seek total return through current income and long-term capital appreciation.

Response: The Registrant notes that the Fund’s “Principal Investment Strategies” section states, “Although the Fund normally holds a portfolio of equity, fixed income, and hybrid securities, the Fund is not required to be fully invested in such securities and may maintain a significant portion of its total assets in cash and securities generally considered to be cash equivalents.” This disclosure indicates that the Fund may invest in cash and cash equivalents when attractive investments in equity, fixed income, and hybrid securities are not available. Furthermore, as disclosed in the “Additional Investment Strategies—Risks—Defensive Positions; Cash Reserves” section of the Fund’s prospectus, the Fund may also invest in cash or cash equivalents to respond to adverse market conditions, to meet anticipated redemption requests, or to provide payment of the Fund’s expenses. Accordingly, the Fund’s maintenance of a significant portion of its assets in cash and securities generally considered to be cash equivalents is not inconsistent with the Fund’s investment objective, and no changes have been made in response to this comment.

66.	Comment: The Staff finds that the name of the Forward Total MarketPlus Fund suggests that the Fund invests in hedge fund strategies of similarly named funds, instead of the common stocks of companies with a range of large, mid and small capitalization that the Fund principally invests in as disclosed in the Fund’s “Principal Strategies” section. Revise either the Fund’s principal investment strategies to be consistent with the Fund’s current name or revise the name of the Fund to be consistent with the Fund’s current principal investment strategies.

Response: In consideration of the Staff’s comment, the Registrant will present the Staff’s concerns regarding the Fund’s name and principal investment strategies to the Trust’s Board of Trustees (the “Board”) for review and consideration. Furthermore, the Registrant agrees to subsequently provide the Staff with the Board’s response to the Staff’s concerns. Accordingly, the Registrant has not made any revisions in response to the comment at this time.

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67.	Comment: Revise the “Commodity Sector” risk in the “Principal Risks” section of the Forward Total MarketPlus Fund to focus the disclosure to the Fund’s investments in currencies, or alternatively, provide additional disclosure in the Fund’s “Principal Investment Strategies” section regarding other types of commodities in which the Fund may invest.

Response: The Registrant notes that the sixth paragraph of the Fund’s “Principal Investment Strategies” section currently states that the Fund “seeks to capture the differences in the yield on commodity contracts that have different expiration dates. By investing in a basket of long and short commodity contract pairs that take long positions in later-dated commodities contracts and short positions in short-dated contracts, the strategy attempts to capture them is pricing of short-dated contracts.” Furthermore, the Fund’s “Principal Investment Strategies” section states that the Fund typically invests in Structured Products to achieve this exposure. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

68.	Comment: Explain in your response letter why the Russell 3000 Index listed in the “Average Annual Total Returns” table for the Forward Total MarketPlus Fund is an appropriate broad-based securities market index for this Fund and the securities in which the Fund invests.

Response: The Registrant notes that the first paragraph of the Fund’s “Principal Investment Strategies” section currently states that the Fund “primarily invests in investments that have similar economic characteristics to common stocks of companies with a range of large, mid and small market capitalization, such as those in the Fund’s benchmark, the Russell 3000 Index.” Also, the Registrant notes that the description of the Russell 3000 Index in Appendix A of the Fund’s prospectus states that the index “measures the performance of the 3,000 largest U.S. companies representing approximately 98% of the investable U.S. equity market,” thereby capturing the performance of “common stocks of companies with a range of large, mid and small market capitalization.” Accordingly, the Registrant believes that the Russell 3000 Index is an appropriate broad-based securities market index for the Fund and the securities in which the Fund invests.

69.	Comment: With regard to the U.S. Government Money Fund, please move footnote (1) to the Fund’s “Annual Fund Operating Expenses” table regarding the fee waiver under the Administration Plan of the Fund from the “Administrative Fees” sub-caption to the “Fee Waiver and/or Expense Reimbursement” sub-caption.

Response: The Registrant believes that the current placement of the noted disclosure provides relevant information for investors in a more logical location. The Registrant also believes that the current disclosure is clearly labeled and presented to show precisely the type of fees being waived by the Advisor under the Administrative Plan. Accordingly, no changes have been made in response to this comment.

70.	Comment: In the “Investment Advisor/Portfolio Managers” section of the Forward Investment Grade Fixed-Income Fund, revise the disclosure regarding the team to state that all investment decisions are made “primarily and jointly” by the team if correct.

Response: The Registrant believes that the current disclosure accurately describes that the Fund is team managed and that Mr. McGowan leads the Fund’s investment team. In his role as leader, Mr. McGowan is not primarily responsible for the management of the Fund. Accordingly, no changes have been made in response to this comment.

U.S. Securities and Exchange Commission

April 29, 2015

71.	Comment: Remove from the back cover of the Prospectus the language stating, “The financial statements in the Funds’ most recent annual report are considered a part of this prospectus,” as it is not permitted under with Rule 411(a) of the Securities Act of 1933, as amended.

Response: Comment accepted.

Statement of Additional Information

72.	Comment: Provide disclosure regarding how the Allocation Funds consider the concentration of underlying funds that they invest in when they apply their own (each Allocation Fund’s) concentration policy.

Response: The Registrant notes that the last sentence to the second fundamental investment restriction listed under “Investment Restrictions—Fundamental Investment Restrictions of the Allocation Funds” currently states, “Each Allocation Fund treats the assets of the underlying Forward Fund in which it invests as its own for purposes of this restriction.” Accordingly, no changes have been made in response to this comment.

General

73.	Comment: Please remove from future PEAs the series and class identifiers for the Forward Floating NAV Short Duration Fund and Forward Core Strategy Long/Short Fund as these identifiers did not match the list of Funds included in the PEA 111 filing.

Response: The series and class identifiers for the Forward Floating NAV Short Duration Fund and Forward Core Strategy Long/Short Fund will be removed from future PEAs.

74.	Comment: Please file via EDGAR as a correspondence filing a letter responding to the Staff’s comments before submitting the 485(b) filing.

Response: The Registrant has filed this comment and response letter via EDGAR as a correspondence filing prior to submitting the 485(b) filing.

75.	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Fund.

76.	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

*            *             *

U.S. Securities and Exchange Commission

April 29, 2015

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
William L. Horn, Associate, Dechert LLP

Attachment

FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

April 29, 2015

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant”)
(File Nos. 033-48940; 811-06722)
Post-Effective Amendment (“PEA”) No. 111 and Amendment No. 111

Dear Ms. Dubey:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 111 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 111 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•	if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer